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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              MTI TECHNOLOGY CORP.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    553903105
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                                 (CUSIP Number)

                                Brent Christensen
                          333 South 520 West, Suite 300
                               Lindon, Utah 84042
                                  801.932.6219
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 16, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|



Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





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CUSIP No. 553903105                                  Page  2  of  5    Pages
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                                  SCHEDULE 13D

============ ===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Ralph J. Yarro

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |X|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-------------------- -------- --------------------------------------------------
     NUMBER OF          7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY               10,000 shares of Common Stock
     OWNED BY                 A warrant to purchase 150,000 shares of Common
       EACH                   Stock
      REPORTING               Options to purchase 22,500 shares of Common Stock
      PERSON
       WITH

                     -------- --------------------------------------------------
                        8     SHARED VOTING POWER
                              14,463,285 shares of Common Stock
                     -------- --------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              10,000 shares of Common Stock
                              A warrant to purchase 150,000 shares of Common
                              Stock
                              Options to purchase 22,500 shares of Common Stock
                     -------- --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              14,463,285 in shares and options to purchase
                              shares of Common Stock
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,645,785 shares beneficially owned
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                   |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45% of Common Stock
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
============ ===================================================================



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CUSIP No. 553903105                                  Page  3  of  5    Pages
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Item 1.  Security and Issuer

         This Schedule 13D relates to Common Stock, par value $.001 per share (the "Common Stock") of MTI TECHNOLOGY CORP. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 4905 East La Palma Avenue, Anaheim, California 92807.

Item 2.  Identity and Background

         This statement is being filed by Ralph J. Yarro ("Mr. Yarro,"). Mr. Yarro serves as a director of Issuer. Mr. Yarro also serves as a director and President of The Canopy Group, Inc ("Canopy"), a beneficial owner of 14,463,285 shares of Issuer's Common Stock. Mr. Yarro is a resident of the United States.

         Mr. Yarro's principal occupation is serving as the President and as a director of Canopy. Canopy's principal business is the marketing and development of technology through subsidiaries and strategic investments. Mr. Yarro's business address is 333 South 520 West, Suite 300, Lindon, Utah 84042.

         Mr. Yarro has not been convicted, during the past five years, in any criminal proceeding, nor has he been (and is not currently) a party to a civil proceeding that resulted or could result in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Mr. Yarro owns a significant amount of voting stock of Canopy. With respect to the 14,463,285 shares of Common Stock owned by Canopy, this statement relates only to the possibility that Mr. Yarro may be deemed an indirect beneficial owner of Issuer's Common Stock. Mr. Yarro, however, disclaims beneficial ownership of Canopy's shares of the Issuer's Common Stock, except to the extent of his pecuniary interest therein. Management of the business affairs of Canopy, including decisions respecting disposition and voting of the shares of Issuer's Common Stock reported herein, resides with the executive officers and directors of Canopy.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Yarro is the beneficial owner of 182,500 shares of Issuer's Common Stock. Mr. Yarro purchased 10,000 shares of Issuer's Common Stock for investment purposes, holds warrants to purchase 150,000 shares of Issuer's Common Stock, which he acquired for investment purposes, and was granted options to purchase an additional 60,000 shares of Issuer's Common Stock in consideration of Mr. Yarro's service on Issuer's board of directors (of which 22,500 will be vested and exercisable within 60 days of the date of this filing). Funds used to purchase shares of Issuer's Common Stock came from Mr. Yarro's personal funds.

         Mr. Yarro may also be deemed to be the beneficial owner of shares of Issuer's Common Stock beneficially owned by Canopy. Canopy is the beneficial owner of an aggregate 14,463,285 shares of Issuer's Common Stock. Funds used to purchase shares of Issuer's Common Stock came from Canopy's working capital. On November 16, 2000, Mr. Yarro became one of the controlling shareholders of Canopy after acquiring voting shares of Canopy's Common Stock pursuant to the exercise of stock options granted by Canopy to Mr. Yarro. Mr. Yarro thereby became an indirect beneficial owner of the Issuer's Common Stock held by Canopy. Funds used to purchase voting shares of Canopy's Common Stock came from Mr. Yarro's personal funds.

Item 4.  Purpose of Transaction

         As described in Item 3, Mr. Yarro acquired 10,000 shares of Issuer's Common Stock directly controlled by Mr. Yarro for investment purposes. Mr. Yarro received an option to purchase 10,000 shares of Issuer's Common Stock with an exercise price of $45.875 per share following his appointment as director, which has fully vested. Each option granted under the Directors' Plan has an exercise price equal to the fair market value of the Common Stock on the date of the grant and vests monthly over a 12-month period. In addition, on March 13, 2000 the Company granted Mr. Yarro an option to purchase 50,000 shares of Common Stock with an exercise price of $45.875 per share, 12,500 of which vest on March 13, 2001. Mr. Yarro also holds a warrant, dated August 27, 1999, to purchase 150,000 shares of Issuer's Common Stock at a price of $18.75 per share. Canopy acquired Issuer's Common Stock prior to the Issuer's initial public offering for investment purposes. Canopy's initial 13G reporting its beneficial ownership of Issuer's Common Stock was filed on February 25, 1997.

         Mr. Yarro reserves the right to purchase additional shares of the Issuer's Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as set forth in this Schedule 13D, Mr. Yarro has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of its investment alternatives, Mr. Yarro may consider such matters in the future and, subject to applicable law, may
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CUSIP No. 553903105                                  Page  4  of  5    Pages
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formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of the classes of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is 14,645,785 shares of Issuer's Common Stock, which represented approximately 45% of that class of the Issuer's securities, based on 32,229,761 outstanding shares of Common Stock, as reported in the Issuer's filings (plus 22,500 in options to purchase Issuer's Common Stock held by Mr. Yarro and that have vested or will vest within 60 days of this filing, and 150,000 in warrants to purchase Issuer's Common Stock held by Mr. Yarro).

(b) Mr. Yarro holds sole voting power over 10,000 shares of Issuer's Common Stock and sole disposition power over 182,500 shares of Issuer's Common Stock and warrants and options to purchase Issuer's Common Stock. Mr. Yarro shares voting power and disposition power with Canopy over 14,463,285 shares of Issuer's Common Stock.

(c) There were no transactions in the class of securities reported on herein that were effected by Mr. Yarro during the last sixty days aside from those described herein.

(d) No person aside from Mr. Yarro or Canopy has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Yarro has been granted options to purchase an aggregate of 60,000 shares of Issuer's Common Stock and holds a warrant to purchase 150,000 of Issuer's Common Stock.

Item 7.  Material to be Filed as Exhibits

(i)      Warrant to purchase 150,000 shares of Issuer's Common Stock.







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CUSIP No. 553903105                                  Page  5  of  5    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 23th day of April, 2001.



                                   /s/ Ralph J. Yarro
                                 ----------------------------------------
                                 Ralph J. Yarro


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